Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2007

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                 -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes          No  X
                                   -----       -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable


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

News release
Converium Holding Ltd, Zug


Zug, Switzerland - April 13, 2007 - Converium urges shareholders to reject SCOR offer - hostile approach could result in loss of business of up to USD 800 million

Converium today, after close of trading, will issue its official Board report in accordance with article 29 (1) of the Federal Act on Stock Exchanges and Securities Trading to the tender offer published last week by its competitor SCOR S.A. for the registered shares in Converium held by the public. Tomorrow, such official Board report will be published in Neue Zurcher Zeitung and Le Temps.

Converium's Board of Directors urges its shareholders to reject SCOR's offer, believing it to fundamentally undervalue the Company's franchise and growth prospects. In addition, the Board of Directors anticipates significant business, integration and execution risks arising from the hostility of SCOR's offer. The hostile nature of the bid threatens to destroy value for Converium's stakeholders and to undermine the stability of SCOR's shares, the bulk of its acquisition currency.

Markus Dennler, Chairman of Converium's Board of Directors, comments: "After careful consideration of SCOR's offer, we urge our shareholders to place their confidence in our management's detailed and credible plan for sustainable future value creation." Mr. Dennler continued: "Our standalone forecasts for shareholder returns outstrip SCOR's for the combined business, reflecting our operational strength and potential for profitable growth in the wake of our recent rating upgrade from Standard & Poor's. SCOR wants to deliver that potential to its own shareholders, offering in exchange a volatile share currency which could see further devaluation from the risks inherent in the transaction. To put it simply, our shareholders stand to score more by sticking with Converium."

The following summarizes the main reasons for the Board's recommendation. Further details are provided in the Board report to be published in Neue Zurcher Zeitung and Le Temps tomorrow and, after close of trading, available on www.converium.com.


The offer undervalues Converium

SCOR's offer does not fully reflect the long-term value of Converium's strategic road map announced on February 28, 2007. The Board of Directors and senior management of Converium believe that execution of the Company's road map to generate a sustainable return on equity of 14% by 2009 will create long-term shareholder value in excess of SCOR's offer price. The recent Standard & Poor's upgrade of the Company's long-term financial strength rating to "A-" confirms the low execution risks relating to Converium's standalone strategy.

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

SCOR's offer price represents only a 12.3% premium compared with the closing stock market price of Converium's shares on February 16, 2007, the day preceding the announcement by SCOR of its acquisition of 32.9% of Converium's outstanding shares.

Reflecting the value-sensitive information publicly disclosed by Converium since then, the current value of the offer represents a 0.4% discount to the closing stock market price of Converium's shares on April 12, 2007.

Using the average market price for the one-month period preceding an announcement, the average premium observed in the most significant unsolicited public offers completed in Switzerland since 2005 is more than 50%, whereas SCOR's offer only represents a 16.0% premium.


Hostile offer carries significant business, integration and execution risks

SCOR's hostile approach is unprecedented in the reinsurance arena. It entails significant business and integration risks in terms of staff and customer retention which could mean a loss of up to USD 800 million in premium income:

     o Most reinsurance contracts contain change in control provisions that might successfully be enforced upon the consummation of the offer. A key example of this are the major strategic alliances with Global Aerospace Underwriting Managers Ltd. (GAUM) and the Medical Defence Union (MDU) alone account for more than USD 361 million of premium income.

          GAUM's CEO, Tony Medniuk, comments: "Converium has been an important and highly valued partner for GAUM since 2001. Should this unsolicited offer be successful the other co-owners of the agency and members of the pool would have to seriously reassess Converium's future participation in the pool. SCOR should not consider any part of GAUM's business as automatically vesting to them."

          This view is echoed by Mike Saunders, CEO of MDU: "Since 2000 the MDU and its members have benefited significantly from a mutually successful joint venture with Converium due in no small part to the strong personal relationships developed between the companies. If SCOR is successful in its hostile offer for Converium, the MDU will review the relationship in the light of its right to terminate the joint venture following a change of control."

     o The hostility of the offer carries significant business risks: a hostile takeover could increase attrition risk, triggering customers who want to diversify their reinsurance policies to defect. Converium estimates that this could drive a potential premium loss of USD 330 million.

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

     o In addition, SCOR's approach carries significant integration risks: its hostility may trigger an exodus at every level of senior management, underwriters and other valuable specialists which will amount in an additional potential premium loss of USD 110 million.

Finally, the hostility of the offer presents major execution risks as it is unlikely to foster a smooth and proper integration of both companies.


SCOR's shares weak acquisition currency

The offer consideration to be received by Converium shareholders is uncertain and will depend on the value of SCOR's shares at the time of the consummation of the offer. SCOR's shares are a weak acquisition currency, as evidenced by their high volatility. As the offer consideration consists of 80% in SCOR shares and 20% in cash, Converium shareholders will be subject to the risk of further volatility of SCOR's shares. A significant valuation downside is presented by the major business, integration and execution risks of the transaction.


Prospects of a combined entity are questionable

SCOR anticipates growing the combined entity's book of business at a lower growth rate than that of Converium on a standalone basis: SCOR anticipates that the combined entity will grow at a rate of 7% per year while Converium believes that it would grow as a standalone entity at a rate of 17% per year over the next two years based on regaining share of wallet of pre-downgrade business and acquiring new business.

SCOR anticipates a return on tangible equity (includes a deduction for sizeable intangibles, such as goodwill, post transaction) of 13% comparing it with Converium's return of equity target of 14% to be reached by 2009 through organic growth. Converium estimates SCOR's pro forma ROE calculated on a comparable basis to that of Converium at around 11%.

Based on public information, SCOR estimates that the combined entity will barely meet the capital adequacy ratio for a Standard & Poor's "A-" rated company at the end of 2007. This implies that the occurrence of severe natural catastrophes in the second half of 2007 would jeopardize the rating of the combined entity, whereas Converium currently possesses material excess capital as a standalone entity.


Concluding recommendation

Converium's Board of Directors therefore urges its shareholders to reject SCOR's offer and place their faith in future value creation from a team which has proven its ability to drive the business forward. It is a choice which favours certainty over considerable business, execution and integration risks and preserves value rather than throwing it away. Those who want to score more should allow Converium's management team to pursue its plan for value creation to its exciting conclusion.

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

First quarter results to be released on April 19, 2007

Converium will release its first quarter 2007 financial results before the markets open in Europe on Thursday, April 19, 2007. The release date has been brought forward from May 8, 2007.

A webcast for the investment community and media will be held on the same day at
9.30 am Central European Time (CET).

The webcast can be accessed via the company's website www.converium.com. It will be archived on our website at about noon time that day. The telephone replay of the conference call will also be available one hour after the call for 24 hours by dialing +41 91 612 4330 (Europe), +1 (1) 866 416 2558 (USA) or +44 (0) 207
108 6233 (UK) with access code: 336#.


Enquiries

Beat W. Werder                                  Marco Circelli
Head of Public Relations                        Head of Investor Relations
beat.werder@converium.com                       marco.circelli@converium.com

Phone:     +41 44 639 90 22                     Phone:      +41 44 639 91 31
Fax:       +41 44 639 70 22                     Fax:        +41 44 639 71 31


Dr. Kai-Uwe Schanz Inken Ehrich
Chief Communication & Corporate Development     Investor Relations Specialist
Officer
kai-uwe.schanz@converium.com                    inken.ehrich@converium.com

Phone:     +41 44 639 90 35                     Phone:      +41 44 639 90 94
Fax:       +41 44 639 70 35                     Fax:        +41 44 639 70 94


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

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

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

Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, our combined ratio, return on equity and premium volume and expense reduction targets, our plans to use capital more efficiently and to return capital to shareholders, the reinsurance market, the Company's operating results, the Company's dividend policy, the prospects for improving our results, investment yield and market share. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By: /s/ Inga Beale
                                            --------------
                                            Name:  Inga Beale
                                            Title: CEO


                                        By: /s/ Christian Felderer
                                            ----------------------
                                            Name:  Christian Felderer
                                            Title: General Legal Counsel


Date: April 18, 2007

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